Exhibit 2

VUANCE LTD. For the Annual General Meeting of Shareholders To Be Held On Thursday December 8, 2011, at 4:00 P.M THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Vuance Ltd. (the "Company") hereby appoints Adrian Daniels and Avraham Ben-Zvi, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at 14, Shenkar Street, 3th Floor, Hertzliya Pituach, Israel, on December 8, 2011, at 4:00 P.M, and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

VUANCE LTD.
Please date, sign and mail or fax your proxy card to: Corporate Secretary, Vuance Ltd.
14 Shenkar Street, Hertzliya Pituach, Israel,
Fax No: +972-9-889-0820

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

	FOR	AGAINST	ABSTAIN

1. TO APPOINT Fahn Kanne & Co., as the Company's independent public accountant  for the fiscal year 2011, and to authorize the Company's Audit Committee to fix the remuneration of such independent public accountant in accordance with the volume and nature of their services.
☐	☐	☐

2. TO APPROVE the election of Ms. Tsviya Trabelsi and Messrs. Arie Trabelsi, Menachem Mirski and David Mimon to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders.
☐	☐	☐

3A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Resolution 3 TO APPROVE the election of Mr. Avi Ayash to the Board of Directors of the Company, to serve as an “external director” for a three-year term upon the fixed remuneration terms provided under applicable law
☐	☐	☐

3B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Resolution 3 TO APPROVE the election of Mr. Avi Ayash to the Board of Directors of the Company, to serve as an “external director” for a three-year term upon the fixed remuneration terms provided under applicable law.
☐	☐	☐

Name: ______________ number of shares: __________________

Signature:___________________________ Date:_________

NOTE:  Please mark date and sign exactly as the name(s) appear on this proxy.  If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity.  Joint owners should each sign.